EXHIBIT 99.1

Cellectis to Host a Live Webcast and Provide a Company Update on December 13, 2022

NEW YORK, Dec. 01, 2022 (GLOBE NEWSWIRE) --  Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, will host a live webcast to review the Company’s clinical data on the AMELI-01 study (evaluating UCART123) presented at the ASH Annual Meeting, and provide a Company update, on December 13, 2022.

The event will feature presentations by the management team and will be followed by a Q&A.

Cellectis Live Webcast
Tuesday, December 13, 2022
7:30am ET/1:30pm CET
To register and access the live webcast: https://lifescievents.com/event/cellectis-webcast/

Following the live webcast, a replay will be available under the “Events and Webcasts” section on the Investor page of the Company’s website: https://cellectis.com/en/investors/events-and-webcasts/

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).
For more information, visit www.cellectis.com. Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could,” “may” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the ability to progress of our clinical trials and to present any data from the trial; the clinical outcomes which may materially change as more patient data become available, and the potential benefits of our UCART product candidates. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachment

  Cellectis_Webcast_Announcement_ENGLISH (https://ml.globenewswire.com/Resource/Download/678827af-2e3f-456b-a451-4a238d38d0e0)